UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Centerline Holding Company
(Name of Issuer)

Common Shares of Beneficial Interest
(Title of Class of Securities)

15188T108
(CUSIP Number)

Justin P. Klein
Ballard Spahr LLP
1735 Market Street
51st floor
Philadelphia, Pennsylvania 19103
(215) 665-8500
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 22, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Otsego Shares, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 978,274 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 978,274
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14.	TYPE OF REPORTING PERSON OO (Limited liability company)

(1) All share information in this Schedule 13D reflects the reverse stock split and forward stock split of the Issuer's Common Shares effective March 14, 2013.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Otsego Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 978,274
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 978,274
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14.	TYPE OF REPORTING PERSON OO (Limited liability company)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Hunt Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 978,274
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 978,274
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14.	TYPE OF REPORTING PERSON OO (Limited liability company)

Item 1.          Security and Issuer

This Schedule 13D is being filed on behalf of Otsego Shares, LLC, a Delaware limited liability company (“Otsego Shares”), Otsego Holdings, LLC, a Delaware limited liability company, the sole member of Otsego Shares (“Otsego Holdings”) and Hunt Capital Partners, LLC, a Delaware limited liability company, the non-member manager of Otsego Holdings (“HCP,” and, together with Otsego Shares and Otsego Holdings, the “Reporting Persons”).

This Schedule 13D relates to common shares of beneficial interests (“Common Shares”) of Centerline Holding Company, a Delaware statutory trust (the “Issuer”).  The address of the Issuer’s principal executive office is 100 Church Street, New York, New York, 10007.

Item 2.        Identity and Background.

1.	(a)	Otsego Shares, LLC
	(b)	Otsego Shares’ business address is 1225 17th Street, Suite 1400, Denver, Colorado 08202
	(c)	Otsego Shares’ principal business is to hold shares of the Issuer.

(d) and (e)   During the last five years, Otsego Shares has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Otsego Shares was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

2.	(a)	Otsego Holdings, LLC
	(b)	Otsego Holdings’ business address is 1225 17th Street, Suite 1400, Denver, Colorado 08202
	(c)	Otsego Holdings’ principal business is to serve as the member of Otsego Shares.

(d) and (e)   During the last five years, Otsego Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Otsego Holdings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

3.	(a)	Hunt Capital Partners, LLC
	(b)	HCP’s business address is 1225 17th Street, Suite 1400, Denver, Colorado 08202
(c)
HCP’s principal business is to act as a real estate and asset management company providing financing, investing and asset management services for affordable multi-family housing throughout the United States.

(d) and (e)   During the last five years, HCP has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which HCP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the Common Shares with working capital provided by an affiliate of the Reporting Persons.

Item 4.           Purpose of Transaction.

On April 22, 2013, C3 Initial Assets LLC (“Initial Assets”) and C-III Capital Partners LLC (“Capital Partners” and, together with Initial Assets, the “Seller Parties”) entered into that certain Share Purchase Agreement (the “Share Purchase Agreement”) with HCP and Otsego Shares (collectively with HCP, the “Buyer Parties”). Pursuant to the Share Purchase Agreement, Otsego Shares purchased from Initial Assets 977,644 Common Shares of the Issuer for $39.0 million in cash, which is equal to $39.89 per Common Share of the Issuer.

The Seller Parties agreed to adhere to certain standstill provisions (subject to certain exceptions set forth in the Share Purchase Agreement) including with respect to the Agency Lending Business (as defined below) and other relationships and arrangements between the Seller Parties and their affiliates, on the one hand, and the Issuer and its affiliates, on the other hand (the “Standstill Provisions”), for a period of five years after the closing date of the transactions contemplated under the Share Purchase Agreement (the “Closing” and such period, the “Standstill Period”).

Pursuant to the Standstill Provisions, the Seller Parties agreed not to, directly or indirectly without Otsego Shares’ prior written consent: (i) acquire (or propose or agree to acquire) any equity security, evidence of indebtedness or any right or option to acquire any equity security or evidence of indebtedness of the Issuer, Centerline Capital Group, Inc. (“CCG”), any wholly-owned subsidiary of the Issuer or CCG that exists on the date of the Share Purchase Agreement or any other entity that exists and is directly or indirectly controlled by the Issuer on the date of the Share Purchase Agreement (each a “Covered Centerline Entity” and together the “Covered Centerline Entities”), or any asset owned by a Covered Centerline Entity material to the Covered Centerline Entities taken as a whole; (ii) take any action, alone or in concert with any other person or entity intended to control or influence control of a Covered Centerline Entity or the Issuer’s Board; (iii) take any action, alone or in concert with any other person or entity, intended to adversely affect Otsego Shares’ ability to acquire a controlling equity interest in the Issuer or its ability to acquire control of the Issuer’s Board; (iv) file, or initiate the filing of, any bankruptcy petition against any Covered Centerline Entity; (v) participate in any business combination, change of control or other similar transaction with or involving any Covered Centerline Entity; or (vi) participate in any joint venture, partnership or similar arrangement with or involving any Covered Centerline Entity.

Otsego Shares entered into a separate standstill agreement (the “Standstill Agreement”), dated April 22, 2013, with Island Capital, Mr. Andrew Farkas and Jeffrey P. Cohen, who is the President of the Seller Parties (collectively, the “Standstill Parties”), pursuant to which the Standstill Parties agreed to adhere, during the Standstill Period, to standstill provisions substantially the same as the Standstill Provisions.

Otsego Shares agreed that, if it and its affiliates collectively control the Issuer’s Board, Otsego Shares will use its best efforts to cause the Issuer to release Initial Assets and all its affiliates from all existing non-compete agreements between the Issuer and Initial Assets or any of its affiliates (the “Non-Compete Release Provision”).

Otsego Shares also agreed that, if, during the thirty-month period following the Closing, Otsego Shares and its affiliates collectively control the Issuer’s Board, and the Issuer or any of its subsidiaries seeks to sell all or any portion of the Agency Lending Business, then Otsego Shares will use reasonable efforts to cause the Issuer to offer Initial Assets a “first look” opportunity to acquire all or such applicable portion of the Agency Lending Business, which will be subject to certain mechanics set forth in the Share Purchase Agreement (the “Agency Lending Business First-Look Provision”). “Agency Lending Business” means the business of originating mortgage loans as an agent for the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation or any other government agency.

Otsego Shares agreed to use its commercially reasonable efforts to acquire Common Shares of the Issuer, at the same price per share paid pursuant to the Share Purchase Agreement, from (i) Mr. Farkas, (ii) Wells Fargo Bank N.A. and/or its affiliates, (iii) Related Companies L.P. and/or its affiliates and (iv) Citibank, N.A. and/or its affiliates if such persons are willing to sell their Common Shares of the Issuer within sixty days following the Closing.  Due to the adoption on April 28, 2013, the Rights Agreement between the Issuer and Computershare Trust Company, N.A., (the “Rights Agreement”), the Reporting Persons have no intent to acquire any additional Common Shares at this time.  The negative effects of the Rights Agreement would be triggered if the Reporting Persons acquire 0.5% or more of the Common Shares outstanding after the public announcement of the Rights Agreement.

The Share Purchase Agreement contains certain representations and warranties. The Share Purchase Agreement provides that, subject to certain exceptions, the Seller Parties will indemnify and hold harmless Otsego Shares and its affiliates, and its and their respective members, officers, directors, employees, agents, managers and advisors (the “Buyer Indemnified Parties”) in respect of any and all losses, liabilities, damages, obligations, claims, encumbrances, judgments, suits, proceedings, costs and expenses (including, without limitation, reasonable attorneys’ fees) (“Losses”) incurred by Otsego Shares and the Buyer Indemnified Parties resulting from: (i) any breach of any representation, warranty, covenant or agreement made by the Seller Parties in the Share Purchase Agreement or in any instrument or document delivered to Otsego Shares pursuant the Share Purchase Agreement; or (ii) the ownership of the Common Shares sold pursuant to the Share Purchase Agreement or the exercise of rights with respect to the Common Shares sold pursuant to the Share Purchase Agreement prior to the Closing. The Buyer Parties agreed to indemnify and hold harmless Initial Assets and its affiliates and its and their respective members, officers, directors, employees, agents, managers and advisors (the “Seller Indemnified Parties”) in respect of any and all Losses incurred by Initial Assets and the Seller Indemnified Parties from: (i) any breach of any representation, warranty, covenant or agreement made by the Buyer Parties in the Share Purchase Agreement or in any instrument or document delivered to Initial Assets pursuant to the Share Purchase Agreement; and (ii) the ownership of the Common Shares sold pursuant to the Share Purchase Agreement or the exercise of rights with respect to the Common Shares sold pursuant to the Share Purchase Agreement at, from and after the Closing.  Otsego Shares will have, in its sole discretion, the right to direct the control of any claim for which indemnification is available and any negotiations regarding the settlement thereof and Otsego Shares (or its affiliate) will advance, reimburse and be responsible for any and all costs and expenses of any such settlement incurred or reasonably expected to be incurred by the Seller Indemnified Parties in connection with the foregoing. In addition, no Seller Indemnified Party will be required to enter into any settlement agreement or any other agreement that (a) requires a Seller Indemnified Party to pay any funds or covenant or agree to any course of action, or (b) does not provide for a full and unconditional release of the Seller Indemnified Parties, without in any such case the prior written consent of Initial Assets.

HCP unconditionally guaranteed Otsego Shares’ payment obligations under the Share Purchase Agreement and Otsego Shares’ performance obligations under the Standstill Provisions, the Non-Compete Release Provision and the Agency Lending Business First-Look Provision.

This summary description of the material terms of the Share Purchase Agreement and the Standstill Agreement are qualified in their entirety by reference to the complete terms of the Share Purchase Agreement and the Standstill Agreement, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

(a)
– (b)  Otsego Shares, Otsego Holdings and HCP share beneficial ownership over 978,274 Common Shares, or 41.1% of the Issuer’s outstanding Common Shares.  HCP, as the non-member manager of Otsego Holdings, the sole member of Otsego Shares, has voting and dispositive powers.

(c)	On March 1, 2013, the Reporting Persons acquired 630 Common Shares in open market transactions at an aggregate purchase price of $10,692.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e)	Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents included as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

1.	Share Purchase Agreement, dated as of April 22, 2013, by and between Otsego Shares, LLC, C3 Initial Assets LLC, C-III Capital Partners LLC and Hunt Capital Partners, LLC.

2.	Standstill Agreement, dated as of April 22, 2013, by and between Otsego Shares, LLC, Island Capital Group LLC, Andrew L. Farkas and Jeffrey P. Cohen.

3.	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1).

4.	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2013

Otsego Shares, LLC

By:	Otsego Holdings, LLC,
its sole member

By:	Hunt Capital Partners, LLC,
its non-member manager

By:	/s/ Bryan Townsend
Nae:	Bryan Townsend
Title:	Senior Vice President

Otsego Holdings, LLC

By:	Hunt Capital Partners, LLC,
its non- member manager

By:	/s/ Bryan Townsend
Name:	Bryan Townsend
Title:	Senior Vice President

Hunt Capital Partners, LLC

By:	/s/ Bryan Townsend
Name:	Bryan Townsend
Title:	Senior Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)